April 22, 2013
VIA EDGAR
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
ATTN: Document Control – Edgar
RE: RiverSource Life Insurance Company (“Company”)
       RiverSource Variable Account 10 (“Registrant”)
             Pre-Effective Amendment No.1 to Initial Registration Statement on Form N-4
           File Nos.333-186218/811-07355
             River Source RAVA 5 Advantage Variable Annuity
             River Source RAVA 5 Select Variable Annuity
             River Source RAVA 5 Access Variable Annuity
(offered for contract applications signed on or after April 29, 2013)
Dear Mr. Cowan:
On behalf of Registrant, the Company is filing electronically Registrant’s Pre-Effective Amendment No.1 (“Amendment No.1”) on Form N-4. The purpose of this filing is to incorporate changes made in response to the Securities and Exchange Commission comments received in the letter dated Feb. 28, 2013 and to update financial information pursuant to section 10(a)(3) of the Securities Act of 1933 (“1933 Act”). In addition, Registrant has made other non-material changes and deleted all references to Enhanced Death Benefit, 5% Accumulation Death Benefit and Benefit Protector Plus death benefits, since these optional death benefits will not be offered.
Prospectus included in this Amendment No.1 has been marked to show all changes made since the Initial Registration Statement. The combined Statement of Additional Information and Financial Statements for RiverSource Variable Account 10 dated April 29, 2013 filed electronically as Part B to Post-Effective Amendment No. 4 to Registration Statement No.333-179398 on or about April 22, 2013, is incorporated by reference to this Amendment No.1.
Pursuant to Rule 461 of the Securities Act of 1933, as amended, Registrant respectfully requests acceleration of the effective date of this Amendment No. 1 to April 29, 2013 or as soon as practicable thereafter. On behalf of RiverSource Distributors, Inc., the Principal Underwriter for the Account, we are forwarding with this letter a request for acceleration of the effective date of this Amendment No. 1.
If you have any questions or comments, please call me at (612) 678-4177 or Boba Selimovic at (612) 671-7449. Thank you for your attention to this matter.

Very truly yours,
/s/ Dixie Carroll
Dixie Carroll
Assistant General Counsel and Assistant Secretary

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April 22, 2013
VIA EDGAR
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
ATTN: Document Control — Edgar
RE: RiverSource Life Insurance Company (“Company”)
       RiverSource Variable Account 10 (“Registrant”)
           Pre-Effective Amendment No.1 on Form N-4
           River Source RAVA 5 Advantage Variable Annuity
           River Source RAVA 5 Select Variable Annuity
           River Source RAVA 5 Access Variable Annuity
           (Offered for contract applications signed on or after April 29, 2013)
           File Nos.333-186218/811-07355
Dear Mr. Cowan:
Registrant has filed its Pre-Effective Amendment No. 1 on Form N-4 on or about April 22, 2013. Pursuant to Rule 461, the Underwriter, RiverSource Distributors, Inc., now respectfully requests that the effective date of the Registration be accelerated and that the Registration Statement be declared effective on April 29, 2013 or as soon as practicable thereafter.

Yours truly, RiverSource Distributors, Inc.
By:	/s/	Bruce H. Saul
Bruce H. Saul
Chief Counsel

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